                                                                     Exhibit 7.3


Steven T. Potts
THOMPSON, POTTS & DONOVAN, P.C.
600 Central Plaza, Suite 201
P.O. Box 2799
Great Falls, MT 59403-2799
Telephone: (406) 727-0500

Attorneys for Plaintiff

             MONTANA EIGHTH JUDICIAL DISTRICT COURT, CASCADE COUNTY

 ------------------------------------------------------------------------------


TURKEY VULTURE FUND XIII, LTD.,     )
                                    )
                      PLAINTIFF,    )        CASE NO.  DDV-03-1214
                                    )                 ---------------------
                  VS.               )
                                    )        MOTION FOR TEMPORARY
                                    )        --------------------
ENERGY WEST, INCORPORATED,          )        RESTRAINING ORDER AND
                                    )        ---------------------
ET. AL.,                            )        MEMORANDUM IN SUPPORT
                                    )        ---------------------
                                    )
                      DEFENDANTS.   )

-----------------------------------------------------------------------------

     Plaintiff, Turkey Vulture Fund XIII, Ltd. ("Plaintiff" or "Fund") respectfully moves this Court for entry of a temporary restraining order to enjoin defendants, Energy West Incorporated ("Energy West"), W.E. Argo ("Argo"), Andrew I. Davidson ("Davidson"), David A. Flitner ("Flitner"), G. Montgomery Mitchell ("Mitchell"), Terry M. Palmer ("Palmer"), George D. Ruff ("Ruff"), Richard J. Schulte ("Schulte") (collectively the "Defendants") from postponing Energy West's annual shareholders' meeting.

     The Verified Complaint and the following Memorandum in Support establishes that the Fund will suffer irreparable harm if the 2003 annual meeting is postponed. The Fund has expended considerable sums of money on this proxy contest. If the meeting is postponed, the proxies solicited by the Fund will fail to carry out the will of the shareholders existing prior to the annual meeting scheduled for November 12, 2003. As a result, without the granting of a temporary restraining order by this Court, Defendants' actions will cause the Fund to suffer irreparable harm.

                                         Respectfully submitted,

                                         /s/ Steven T. Potts
                                         Steven T. Potts

                                         THOMPSON, POTTS & DONOVAN, P.C.
                                         600 Central Plaza, Suite 201
                                         Great Falls, Mt 59403-2799

                      MEMORANDUM IN SUPPORT OF PLAINTIFF'S
                    MOTION FOR A TEMPORARY RESTRAINING ORDER

     A. STATEMENT OF FACTS

     The Turkey Vulture Fund XIII, Ltd. (the "Fund") is a limited liability company organized under the laws of the State of Ohio. The Fund's principal place of business is 8500 Station Street, Suite 113, Mentor, Ohio 44060. The Fund acquires, holds, sells or otherwise invests in a variety of securities and other investments. As of November 11, 2003, the Fund beneficially owns 166,358 shares, or 6.41%, of the outstanding shares of common stock, par value $0.15 per share, of Energy West having a current market value of $1,006,466. Energy West is incorporated under the laws of the State of Montana. Energy West's principal place of business is 1 First Avenue South, Great Falls, Montana 59403.

     Pursuant to Section 2.2 of the By-Laws of Energy West, an annual meeting of shareholders must be held in November of each year or such other time as determined by a resolution of the board of directors for the purpose of electing directors. At the annual meeting, each shareholder is entitled to cumulate his or her shares for the election of directors and give one candidate as many votes as the number of directors to be elected, multiplied by the number of his or her shares of stock, or distribute the cumulative votes among any number of the candidates. For example, if a shareholder owns 5 shares of stock and is entitled to vote at a meeting in which 3 directors will be elected, such shareholder is entitled to vote and distribute 15 votes, in his discretion, among the three director candidates.

     During the past year, Energy West has announced a series of adverse disclosures, including the following:

     1. That it breached a major electricity supply contract with PPL Montana;

     2. That it agreed to pay a settlement to PPL Montana to settle PPL's lawsuit against Energy West;

     3. That it incurred attorney's fees and expenses arising from the PPL lawsuit;

     4. That its net income has been severely reduced from previous years;

     5. That it has underpaid its property taxes;

     6. That its board of directors has suspended dividends to shareholders; and

     7. That its chief executive officer has resigned.


     On July 30, 2003, the Fund, due to its continued dissatisfaction with the management of Energy West, notified Energy West of its intent to nominate five director candidates for election at the 2003 annual meeting of shareholders. Energy West notified the Fund by letter dated August 12, 2003 that the Fund's director candidates would not be included in Energy West's proxy materials for the 2003 annual meeting of shareholders. Because the Fund was denied the opportunity to exercise its right to nominate director candidates for inclusion in Energy West's proxy materials, the Fund was left with no other alternative but to engage in a proxy solicitation in opposition to Energy West's board of directors in order to elect its director candidates at the 2003 annual meeting of shareholders.

     Energy West filed proxy materials with the Securities and Exchange Commission (the "SEC") on October 9, 2003 setting the 2003 annual meeting for October 31, 2003. The Fund, with other interested shareholders, formed the Committee to Re-Energize Energy West (the "Committee") in order to oppose the incumbent board of directors of Energy West and to nominate a slate of directors for election at the 2003 annual meeting of shareholders. On October 15, 2003, Energy West filed additional proxy materials with the SEC and postponed the annual meeting of shareholders until November 12, 2003. The Committee filed proxy materials with the SEC on October 16, 2003 seeking to elect three, rather than five, director candidates at the 2003 annual meeting of shareholders.

     Both the Committee and Energy West have retained proxy soliciting firms to assist in the solicitation of proxies from shareholders. Due to the nature of election of directors by cumulative voting, the proxy soliciting firms are able to provide the parties with the anticipated outcome of the election prior to the commencement of the annual meeting.

     In an attempt to circumvent the election process, Energy West filed a press release on November 11, 2003 at approximately 2:15 a.m. Eastern Standard Time announcing that the 2003 annual meeting of shareholders had been rescheduled for December 3, 2003. Energy West claimed that its largest stockholder, Ian Davidson, had been unable to vote his shares of Energy West stock due to "technical" matters with respect to Mr. Davidson's reporting obligations relating to his ownership of the stock. In an attempt to entrench the current board of directors, Energy West postponed the annual meeting of shareholders less than 24 hours prior to its commencement upon the realization that the outcome of the election would result in the removal of at least two of its incumbent directors.

     B. LAW & ARGUMENT

     Under Montana law, in order to obtain a temporary restraining order, a plaintiff must show irreparable injury. Curran v. Dept. of Highways, 258 Mont. 105, 852 P.2d 544, 50 St. Rep. 450 (1993); Gabriel v. Wood, 261 Mont. 170, 862
P.2d 42, 50 St. Rep. 1246 (1993). Mont. Tavern Ass'n. v. St., 224 Mont. 258, 729
P.2d 1310, 43 St. Rep. 2180 (1986). In particular, Montana Code Annotated
Section 27-19-35 states:


           WHEN RESTRAINING ORDER MAY GRANTED WITHOUT NOTICE. A temporary restraining order may be granted without written or oral notice to the adverse party or his attorney only if: (1) it clearly appears from specific facts shown by affidavit or by the verified complaint that a delay would cause immediate and irreparable injury to the applicant before the adverse party or his attorney could be heard in opposition . . .

     Generally, when the equitable remedy of injunction is sought, a plaintiff must demonstrate, by clear and convincing evidence, the actual irreparable harm. An irreparable harm consists of the substantial threat of material injury that cannot be compensated with monetary damages. The purpose of a temporary restraining order is "to prevent threatened wrong, further injury, and irreparable harm until the rights of the parties are adjusted." 43 C.J.S. Injunctions 5; Montana Power Co. v. Environmental Protection Agency, 429 F. Supp. 683 (1977); Sheridan County Electric Co-Op v. Ferguson, 124 Mont. 543, 222 P.2d 597 (1951); Hansen v. Galiger, 123 Mont. 101, 208 P.2d 1049.


     In Montana, the granting of a temporary restraining order lies with the sound discretion of the trial court. Atkinson v. Roosevelt County, 66 Mont. 411, 214 P. 74 (1923); Rea Bros. Sheep Co. v. Rudi, 46 Mont. 149, 127 P. 85 (1912).
There is "no Montana statute that requires a party to submit a formal, written application or petition for an injunction." H.D. Buelow v. Willems 225 Mont. 225, 731 P.2d. 1309 (1987).


     In the present case, an injunction is necessary because Defendants' conduct is a thinly veiled attempt to prevent the Fund from electing the directors that it supported through its proxy campaign. Even more egregious is that the Defendants wrongfully attempted to circumvent the will of all the shareholders who intended to cast their vote at the November 12, 2003 annual meeting. An examination of the irrefutable facts demonstrates that there is no interest to the shareholders by postponing the annual meeting. In fact, the postponement of the annual meeting may defeat the efforts of the Fund and may destroy the intent of the shareholders that are presently willing and able to vote for the Directors of Energy West. In such a circumstance irreparable harm may be presumed. See Aprahamian v. HBO & Company, 531 A.2d 1204 (1987), attached as Exhibit A.

     The Aprahamian case involves facts that are substantially similar to present case. In Aprahamian, the plaintiffs, a committee opposed to the reelection of six directors of the corporate defendant, sought a preliminary injunction to prevent the defendants, the corporation and its directors, from postponing the annual meeting past a certain date. Id. at 1205-1206. The Court stated that "an annual meeting could be postponed if necessary in the interests of the stockholders." Id. at 1207 (citing Steinberg v. American Bantam, W.D. Pa., 76 F. Supp 426 (1948)). The Court also stated that "[t]he burden of persuasion, however, must be upon those seeking to postpone the annual meeting to show that the postponement is in the best interests of the stockholders." Id. The Court further determined that the defendants were not able to meet their burden because the facts did not show that the stockholders would benefit from the postponement. Id. at 1208. Finally, the Court held that the plaintiffs' preliminary injunction should be granted because "irreparable harm may be presumed" when they have spent "considerable sums of money" in a proxy contest and the meeting is being postponed to defeat the will of the stockholders. The holding in the Aprahamian case is directly applicable to this matter in that the directors here also seek to delay the annual meeting in an effort to avoid an unfavorable board of directors election. Following the decision of Aprahamian, this Court should find that the postponement of the annual meeting is not in the best interest of the Fund and the Energy West shareholders.

         As the Fund and the shareholders face the loss of their rights, the harm they will suffer cannot be remedied with money damages, and injunctive relief is appropriate. Moreover, the Fund merely requests that the annual shareholder meeting be held as scheduled and allow the Energy West shareholders the right to cast their vote without fear that the corporation and/or its directors will manipulate its corporate governance by diluting or divesting their voting rights in an attempt to entrench the current board of directors. If there is any harm to Defendants, it is minimal and is far outweighed by the significant harm to the Fund and the all shareholders if the Order is not granted.

     As a result, this Court should grant the Fund's request for an entry of a temporary restraining order to enjoin the Defendants from postponing the annual shareholders' meeting of Defendant Energy West.

                                            Respectfully submitted,

                                            /s/ Steven T. Potts
                                            Steven T. Potts

                                            THOMPSON, POTTS & DONOVAN, P.C.
                                            600 Central Plaza, Suite 201
                                            Great Falls, Mt 59403-2799